Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 2, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10694
California Municipal Income Closed-End and ETF Portfolio Series
(the “Trust”)
CIK No. 1966060 File No. 333-270640

Dear Mr. Cowan:

We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.Please delete “and/or local” from the 80% policy.

Response:In accordance with the Staff’s comment, the disclosure will be revised in a definitive 497 filing as follows:

“Under normal circumstances, the Trust will invest at least 80% of its assets in Closed-End Funds and ETFs that invest at least 80% of their assets in California municipal bonds, the income from which is exempt from federal and California state income taxes.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon